Mail Stop 3561

July 12, 2007

Mr. Clive Barwin
President, CEO and Secretary
Melt, Inc.
22912 Mill Creek Dr., Suite D
Laguna Hills, CA 92653

     Re: **Melt, Inc.**
           Form 10-KSB for the Fiscal Year Ended December 31, 2006
           Filed March 30, 2007
           Form 10-KSB for the Fiscal Year Ended December 31, 2005
           Filed March 30, 2006
           File No. 333-109990

Dear Mr. Barwin:

     We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

           Sincerely,

           William Choi
           Accounting Branch Chief